■ EX-99.1 PERFORMANCE IN 1H 2006 OF POSCO

2Q 2006 Operating Performance July 12, 2006

Figures provided in this presentation are based on unaudited non-consolidated financial statements of the Company for the second quarter of 2006. Certain contents in this presentation are subject to change during the course of auditing process.

I. 2Q.'06 Operating Performance II. Key Management Initiatives III. Steel Industry Environment IV. 2006 Business Plan ^ Agenda

Productions/Sales Production and sales volume decreased due to rationalizations of major facilities including Pohang #3 Blast Furnace Export decreased due to priority shipment to domestic market Inventory continued to drop due to market recovery (in thousand tons) * 2Q. 06 Major Facility Rationalizations - Pohang #3 BF refurbishment : Mar.7 ~ May.3(58days) - Pohang #2 HR rationalization : Mar.9 ~ May.2(55days) - Gwangyang #1 CR rationalization : Feb.20 ~ May.20(100days) 2005 2Q 2006 2006 Quarter-on-Quarter Quarter-on-Quarter 2005 2Q 1Q 2Q Quarter-on-Quarter Quarter-on-Quarter Crude Steel Crude Steel 7,396 7,339 7,310 ^29 ^0.4% Finished Products (FP) Finished Products (FP) 6,984 6,979 6,964 ^15 ^0.2% FP Sales FP Sales 6,850 7,126 6,951 ^175 ^2.5% Domestic 5,076 4,891 4,888 ^3 ^0.1% Export (%) 1,774 (25.9) 2,235 (31.4) 2,063 (29.7) ^172 (^1.7) ^7.7% - FP Inventory FP Inventory 431 652 617 ^35 ^ 5.4% - Pohang Electrical Steel mill upgrade : May.1 ~ Jun.30(61days) - Pohang #1 Wire Rod rationalization : May.2 ~ Jun.30(60days)

Sales by Product (in thousand tons) 2005 2Q 2006 2006 Quarter-on-Quarter Quarter-on-Quarter 2005 2Q 1Q 2Q Quarter-on-Quarter Quarter-on-Quarter Hot Rolled 2,270 2,114 2,120 6 0.3% Plate 535 948 937 ^11 ^1.2% Wire Rod 514 498 420 ^78 ^15.7% Cold Rolled 2,622 2,676 2,528 ^148 ^5.5% Electrical Steel 195 164 126 ^38 ^23.2% Stainless 438 448 489 41 9.2% Others 276 278 331 53 19.1% Total 6,850 7,126 6,951 ^175 ^2.5% Rationalization of CR · Wire Rod facilities & upgrade of Electrical Steel Mill lead to reduction of related products Efforts to increase strategic products continues ? Strategic Product Sales : 48.4%('05.4Q) ? 53.7%('06.1Q) ? 52.5%('06.2Q) *'06 Target : 55.3%

Income Summary 2005 2Q 2006 2006 Quarter-on-Quarter Quarter-on-Quarter 2005 2Q 1Q 2Q Quarter-on-Quarter Quarter-on-Quarter Revenue Revenue 5,378 4,664 4,672 8 0.2% CoGS CoGS 3,407 3,605 3,473 ^132 ^3.7% Operating Income Operating Income 1,728 790 941 151 19.1% OP Margin 32.1% 16.9% 20.1% 3.2 - Net Income Net Income 1,262 681 710 29 4.3% Profit Margin 23.5% 14.6% 15.2% 0.6 - (in billion KRW) ? Sales price '05. 3Q '05. 4Q '06. 1Q '06. 2Q - HR 599 ^ 535 ^ 473 ^ 480(thousand KRW) - STS 1,972 ^ 1,799 ^ 1,755 ^ 1,986( ^ ) Revenue and operating income increased due to recovery in stainless steel and export market CoGS reduced through low cost raw materials use technology development

Financial Structure 2005 2Q 2006 2006 Quarter-on-Quarter Quarter-on-Quarter 2005 2Q 1Q 2Q Quarter-on-Quarter Quarter-on-Quarter Assets Assets 22,344 23,627 24,115 488 2.1% Current Asset 8,143 6,658 6,672 14 0.2% Fixed Asset 14,201 16,969 17,443 474 2.8% Liabilities Liabilities 4,564 3,871 4,216 345 8.9% Debt 1,882 1,434 2,228 794 55.4% S/H Equity S/H Equity 17,780 19,756 19,899 143 0.7% Fixed Assets increased due to investments in #1 FINEX, #6 CGL and Electric Steel facility Debt increased due to issuance of domestic indenture and Samurai Bond * 2Q. 06 Major Financial Activities - Share Buyback (600 Bn KRW) · Direct purchase : 2% (completed on Jun. 12), · Trust fund : 34% of total 450 Bn KRW completed as of Jun/E - Issuance of Debt · Domestic Indenture 500 Bn KRW (May. 10) · Samurai Bond 50 Bn JPY (Jun. 28) ^Debt repayment at maturity : Domestic Indenture 200 Bn KRW (Jun. 13) (in billion KRW)

Financial Ratios 21.3 25.5 '03 '04 '05 1Q.06 2Q Liability-to-Equity Ratio (%) 42.1 32.6 Equity Ratio (%) 70.4 75.4 24.0 80.6 27.2 Operating Margin (%) 16.9 19.6 83.6 Share Price (KRW) '05.2/4 3/4 4/4 1Q.06 2Q 182,500 234,000 202,000 250,500 254,500 '03 '04 '05 1Q.06 2Q '03 '04 '05 1Q.06 2Q 20.1 21.2 82.5 (Quarterly closing price)

I. 2Q.'06 Operating Performance II. Key Management Initiatives III. Steel Industry Environment IV. 2006 Business Plan ^ Agenda

Established world's 2nd largest automotive steel production base

❑ #6 CGL completed, making POSCO a global supplier with 6.5mn capacity

- Gwangyang works aims to become world's No.1 automotive steel provider

- **Significance of #6 CGL completion**
  - Strengthening foundation for automotive steel production
    - · Producing 2.1mn ton galvanized steel sheet
    - · Producing high-surface-tension steel sheet with tensile strength of 120kg

Automotive steel capacity at Gwangyang Works
- · CR : 2.2mn tons (#4 CR)
- · GI : 2.1mn tons (#1,2,4,5,6 CGL)
- · HR : 2.1mn tons, EG 0.1mn tons

- **Future development plan**
  - Production facility advancement ('08)
    - · CAPEX : 1.8tr KRW expected
  - Help domestic auto maker become global players
    - · Joint-efforts from development stages of steel sheets
  - Supporting overseas auto-part makers
    - · Technical support & stable supply of materials
  - Strengthening technical collaboration with Japanese/ American/European automobile companies


#6 CGL


Auto-body

< Global Automobile production >



62.8
77.8mn
Others
N.America
W.Europe
Asia
13%
25%
26%
36%
16%
22%
22%
40%
2005
2015(F)

posco 10

Strengthening global service by expanding auto steel processing center overseas ? 7 automotive steel processing centers including POS-NPC, in operation or under construction ? Securing stable supply of 1mn tons of automotive steel < Overseas processing centers > POS-MPC [Mexico] POS-Hyundai POS-Qingdao Established world's 2nd largest automotive steel production base (con't)

World's 3rd largest stainless steel producer

❑ Zhangjiagang STS integrated production base

- Run global STS business connecting Asia
  - Meet local demand with over 10% growth rate
  - Rise to one of top 3 STS makers in China
  - Major facilities: STS steel & HR 0.6mn tons (EAF, continuous casting, HR)

※ STS steel production ranking (mn tons)

- Global : Acerinox(2.8) / TKS(2.8) / POSCO(2.6)
- China : Baoshan(1.5) / Taiyuan(1) / Zhanjiagang(0.6)

※ STS market condition

- Due to high raw material cost & tight supply, price 30% higher than beginning of '06
  - Chinese CR spot price : U$2,500(Jan)→3,300(Jun)
- Favorable market condition expected 2H.06, due to rise in nickel price & continued growth in demand
  - Europe : Tight supply due to problems at TKS, etc.
  - Japan : NSSC raised price by ¥30,000 (July~)



Zhangjiagang STS steel-making mill



Zhangjiagang STS HR mill

posco 12

Commercialization of Magnesium (Mg) production technology

❑ Entrance to Magnesium Flat Product business

- Investment Summary
  - Location : Hae-ryong industrial complex
  - Capacity : 3000 tons(by '10)
  - CAPEX : 25.5bn KRW, Completion: Jul.'07
- Expected Benefits
  - Joint-development of tech. with RIST*(Feb.'04~)
    - Shortened manufacturing process, advanced quality and cost competitiveness achieved through Strip Casting and Continuous Rolling technology
  - Develop as next-generation, growth business through developing wide auto steel

* RIST : Research Institute of Industrial Science and Technology

※ Characteristics & Demand Forecast

- Characteristics
  - 'Lightest' among all practical metals
    - weight: 25% of steel, 70% of Aluminum
  - Recyclable, easy to form
- Demand forecast
  - Trend of making electronic products mobile & automobiles light-weigh, rapid growth in demand expected
  - 15% of annual growth rate expected Magnesium-parts market

< Magnesium Products >



Steering Wheel



Cell-phone case



Laptop case



Transmission case



Automobile Hood

13

Major Domestic Facility Investments Pohang #3 BF Refurbishment ? Period: Mar.7 ~ May.3.'06 (58days) ? Impact - 460k tons/yr capacity increased BF size: 3,795m3 ? 4,350m3 - By applying new cooling system, life extended (20yrs+) ? Expected Benefits - Cost saving & stable operation through energy efficient and environment-friendly facilities Pohang #2 HR Rationalization ? Period : Mar.9 ~ May.2.'06 (55days) ? Impact - Capacity expansion : 4.5 ? 4.9mn tons - Introducing continuous rolling facility · production time shortened by over 20% ? Expected Benefits - Producing high value-added steel, and securing competitiveness in quality · Improvements in STS, API Steel product manufacturing technology Pohang #2HR Pohang #3 BF

Major Domestic Facility Investments (Cont'd)

Gwangyang # 1 CR rationalization

- Period : Feb.20 ~ May.30.'06 (100days)
- Impact
  - PCM (Pickling and tandem cold rolling mill) capacity expansion
    - production: 1.64mn → 2.14mn tons/yr
- Expected Benefit
  - Foundation for high quality, high tensile automotive steel production
    - Stable supply of feedstock for automotive steel (GI, GA) manufactured in #5,6 CGL



Gwangyang #1CR PCM

Pohang # 1 Wire Rod rationalization

- Period : May.2 ~Jun.30.'06 (60days)
- Impact
  - Improve product mix to premium wire rod
    - premium grade: 35% ('04) → 100% ('07)
- Expected Benefit
  - Increase in production of strategic products including tire cord, etc.



Pohang #1Wire Rod

posco 15

Major Domestic Facility Investments (Cont'd) Electrical steel mill upgrade ? Impact - 1mn tons capacity of electrical steel · production: 60 ? 100mn tons/yr ? Expected Benefit - Secure manufacturing technology and capacity for premium steel sheet · Major improvements in quality and yield ratio for non-grain oriented electrical steel (NO) · Capacity expansion to supply for hybrid cars - Continuous effort to advance NO electrical steel products Electrical steel cold rolling facility Plate capacity expansion (~'09) Expansion to meet growing demand - 1.1ton capacity increase by '09 (3.6? 4.7mn) - favorable market expected to continue for shipbuilders and other plate users · shipbuilding industry's boom to continue (~'15) · Increase in demand in Middle-East ? Expected Benefits - Resolve domestic shortage for premium plates and replace imports · Able to increase supply of TMCP for ship, ocean structure/ plant building flat products, API steel and other premium flat products Pohang #2 Plate

Development of New Demand/New Market Expand demand for high weathering steel Completion of 'DAPA*' building, applying modular construction method - Large scale building with 4 stories, 11,570m2 - Shortened construction (5months) and advanced quality ? Expected Benefit - Market expansion for apartments, middle-to-low-story business buildings - Increase in demand for weathering steel * Modular method: making modular building parts in factory and assembling on site * weathering steel: quality HR product with strong corrosion resistance with addition of chrome, copper, nickel; used for construction and cladding Create demand for TMCP steel To be used for building Incheon Bridge 'Korea's longest' - Use of 50K tons of TMCP and other steel - Cost reduction through advanced weldability and low yield point, simplifying the structure Expected Benefit - Increase in demand for premium steel for building bridge · '08 Demand expected to reach 100K tons * Incheon Bridge (Incheon airport~Song island) : World's top 10 Landmark Project, world's 6th biggest cable-stayed girder bridge DAPA building Incheon Bridge * Defense Acquisition Program Administration

Improve profitability through price increase and cost saving

Price increase

- Reflect international price rise due to increase in global demand
- Reflect increase in raw material cost

< Product Prices >


(Unit: thou. KRW)
480
520
1.1
7.13
HR
470
500
Minimill
520
550
PO
515
545
FH
580
600
CR
675
705
EGI

※ Effective : Jul.13.'06 orders

Cost saving activities

Premium raw materials; Maximum prodn. → Low-cost Raw materials; Premium steel prodn.

- Raw material cost reduction
  - Use of low cost raw materials, adopting advanced technology
- Purchasing cost reduction
  - Expand global sourcing
- Energy cost reduction
  - Increase energy recycling and improve efficiency in electricity generation

< Cost reducing Effort >

'06 Target	1H Achievement	Achievement Rate
889bn KRW	497bn KRW	136%

18

I. 2Q.'06 Operating Performance II. Key Management Initiatives III. Steel Industry Environment IV. 2006 Business Plan ^ Agenda

Global Steel Industry Environment 1

❑ **Global, mega M&A's in steel business become reality**

< Trend of M&A in Steel Sector >

	'97. ~ '03. Consolidation within region	'04. ~ '05. Cross-Border Consolidation	'06. ~ Global Consolidation
Size	30 mm Tons	50~70 mm Tons	Above 100mm Tons
Feature	M&A between two firms	Non hostile takeover	Hostile takeover
Example	TKS ('97) Corus ('99) JFE ('03)	Mittal + LNM + ISG	Mittal + Arcelor

▲ Cross-Border Consolidation Arcelor ('02)

▲ Hostile takeover Arcelor+Dofasco ('05)

posco

Emergence of Arcelor Mittal ? Snapshot of Arcelor Mittal Steel industry restructuring accelerates ? Mittal's influence over steel and steel-related industry increased - Greater influence over demand industry as presence in US and EU grows - Increased cost competitiveness as bargaining power for raw material grows - Seeking further consolidation with a vision for global steel company with 200mn ton capacity ? Increased M&As and alliances among remaining steel companies expected - US/EU steel makers to face more M&A for survival - More cooperation and competition among Asian steel companies Production 113mn Tons (Employees 320,000) Sales $66.8bn (EBITDA $12.3bn) Base 61 Factories in 27 countries Market Top Rank in EU, America, Africa Raw Material Iron Ore 36mn Tons, Coking Coal 12mn Tons Global Steel Industry Environment 2 Global Steel Industry Environment 2 Global Steel Industry Environment 2 Global Steel Industry Environment 2 Global Steel Industry Environment 2

Global Steel Market Trend 1

❑ Recovery continued due to increase in demand and inventory adjustments

'06.1H global steel market trend

- Market started recovering Feb. '06.
  - Continued growth in demand with recovery in Chinese market
  - Inventory reduction due to production adjustment in Japan & US
- Regional price gaps continued
  - Regional price gaps continues even though exports rose from China to EU & US

'06.2H global steel market outlook

- Price to be strong through 3Q. '06
  - Demand continue to increase in EU and Japan
  - Major steel companies raise price for 3Q
- 4Q, both strong and weak factors exist
  - Continued growth in demand industry
  - New facilities in China will begin operating 2H

< Trend and outlook for global steel demand and supply > (Unit : mn tons)

	1H '05.	2H '05.	1H '06.	2H '06.
Crude Steel Consumption	548	569	587	597
QoQ (%)	6.3	3.5	7.0	4.9
Crude Steel Production	551	573	584	604
QoQ (%)	7.8	4.8	6.0	5.4

(Source: WSD, Apr.'06)

22

Global Steel Market Trend 2

❑ Stable Price in global steel market, but price adjustment in China

< Regional Market HRC Trend >

(Unit: U$/T)

Despite increase in import, spot price remains strong

- Midwest : 617(Dec.'05) → 609(Feb. '06) → 632(Apr.) → 694(May.) → 712(Jun.) → 715(Jul.)

As demand increases due to regional economic growth, price keep rising

- Germany : 490(Dec.'05) → 491(Feb.'06) → 539(Apr.) → 568(May.) → 618(Jun.) → 618(Jul.)

Weak market as price adjustment to compensate steep rise

- Guangzhou : 333(Dec.'05) → 375(Feb.'06) → 421(Apr.) → 485(May.) → 484(Jun.) → 460(Jul.)

Spot Price remains stable due to low inventory and strong import price

- Seoul-Incheon : 504(Dec.'05)→ 537(Feb.'06)→ 592(Apr.)→ 602(May)→ 594(Jun.)→ 601(Jul.)

Price stable as concerns for inventory build up

- Tokyo : 440(Dec.'05) → 441(Feb.'06) → 480(Apr.) → 519(May) → 533(Jun.) → 538(Jul.)

Price on the rise due to demand recovery and tight supply

- Thailand : 480(Dec.'05) → 468(Feb.'06) → 515(Apr.) → 542(May) → 561(Jun.) → 565(Jul.)

posco 23

China Steel Industry 1 Strong growth in flat consuming industries and in exports to high priced region Production of Major Steel Consuming Industries (Jan.'06~May) Automobile : 3.05mn vehicle(YoY +31.8%) Shipbuilding : 4.19mn DWT (YoY +12.8%) Chinese Exports by Region US : 416(3Q'05) ^ 639(4Q) ^ 897(1Q'06) ^ 248,000 tons (Apr.) EU : 236(2Q'05) ^ 202(4Q) ^ 786(1Q'06) ^ 303,000 tons (Apr.) < Regional Domestic HRC Price and Inventory > 1q 2q 3 4 1 2 3 4 5 6 3Q ?? 517 566 566 480 371 371 371 455 455 455 493 ?? 554 582 473 398 398 356 399 452.2 508 508 558 ?? 528 540 397 344 316 316 351 393.5 436 436 479 ?? 540 463 400 328 335 375 383 421 485 1q 2q 3 4 1 2 3 4 5 6 3Q ?? 1.3 1.8 2 2 1.7 1.6 1.4 1.2 1.1 1.1 300 400 500 600 Baoshan ($493/3Q) Wuhan ($558/Aug) Anshan ($479/Jun) (U$) '05.1Q 2Q 3Q 4Q '06.1 2 3 4 Spot Price ^ Spot Price: Guangzhou Spot Price (HR 3.0mm) * Inventory : Dalian, Tianjin, Shanghi, Guangzhou HR + CR Inventory* (mn ton) HR (U$/T) 5 6 3Q ^ ^ (6.15) 500 460

Despite growth of net-exports, net-importing of high-quality flat products remain Government announces stronger steel industry restructuring policy ? Reinforced capacity control: stronger punishment for illegal review processes and projects ? Gradual closing of outdated facilities: close 100mn tons by '10 (size less than 300^) - Limit energy and iron ore, provide financial benefit for shifting to other industries ? Accelerate restructuring through consolidation: encourage M&A among existing large mills ? Increase accountability of regional governments ^ Strengthened government determination and more realistic policy direction 181 (+27%) 176 (+22%) 7.7 12.7 Prodn. Cons. Import Export < Steel Market Trends in China Jan~May '06 > (Source: Mysteel, Jun.'06) Total Flats 71 72 6.5 5.8 Prodn. Cons. Import Export < Net Export Balance by Products Jan~May '06> (K ton) Import Export Net exports HR 538 1,130 592 CR 1,724 546 -1,178 Coated 1,794 811 -983 Electrical 389 93 -296 (unit: mn tons) China Steel Industry 2

Domestic Steel Industry Stable growth in demand industry and production of flat products 1H 2H 2006 1H YoY(%) 2H YoY(%) 2006 YoY(%) Consumption 11.4 -2.6 12.1 3.7 23.5 0.5 Production 15.3 1.1 16.6 6.4 31.9 3.8 Import 2.3 4.1 2.1 -1.1 4.3 1.6 Export 6.2 9.9 6.5 8.9 12.7 9.4 < Domestic Flat Product Supply-Demand Forecast > < Production Forecasts for Major Steel Consuming Industries > 1H'06 2H'06 1H'06 YoY(%) 2H'06 YoY(%) Automobile (thousand vehicles) 1,984 6.8 1,950 6.0 Shipbuilding (thousand GT) 9,087 3.3 8,946 4.5 Home Appliance (billion KRW) 17,385 1.3 17,448 3.6 ? Strong flat demand from stable growth of demand industry, despite delay in construction recovery ? Exports increase due to strong global steel price, and production increase due to facility expansions and rationalizations (POSRI, Apr.'06) (POSRI, Apr.'06) ? Automobile: Stable growth due to recovery in domestic sales and diversification of foreign markets ? Shipbuilding: Stable growth due to increased orders for high value-added vessels such as LNG carriers

Raw Material Price Trends

Coal & Iron Ore

- FY06 raw materials price settled
  - Iron ore +17.1% : lump & fine ore +19%, pellet -3%
  - Coal -17.7% : hard coking coal -9%, semi-hard coking coal -30%
- Mid-term outlook
  - Iron ore
    - · Stable growth due to supply expansion despite strong demand in China
  - Coal
    - · Hard- : supply to ease as new mine developed
    - · Semi- : tight supply from strong demand

Nickel, Scrap & Zinc

- Nickel
  - Strong price due to tight supply and speculative funds
- Scrap
  - Strong price due to high steel demand and iron ore price on the rise
- Zinc
  - Price down, but still high compared to the beginning of this year

< Iron Ore Supply-Demand Forecast > (mn tons)

	2006	2008	2010
Demand	715	798	916
Supply	717	818	918
Balance	+2	+20	+2

< Coal Supply-Demand Forecast > (mn tons)

	2006	2008	2010
Demand	208	240	274
Supply	215	244	273
Balance	+7	+4	-1

* Macquarie Research(May.'06, Seaborne trading)

posco 27

I. 2Q.'06 Operating Performance II. Key Management Initiatives III. Steel Industry Environment IV. 2006 Business Plan ^ Agenda

2006 Business Plan The data above represents the Company's internal objectives, and should not be used as a basis for investment decisions 2005 2006(F) Crude Steel Production (mm tons) 30.5 30.3 - Consolidated Production 31.4 31.4 Sales Volume (mm tons) 28.7 29.0 Revenue (KRW tr) 21.7 19~20 - Consolidated Revenue 26.3 24~25 ? CAPEX (KRW tr) 3.7 3.9

2Q 2006 Operating Performance July 12, 2006